March 1, 2010

Ms. Keira Ino
Mail Stop 4720
Division of Corporation Finance
Securities and Exchange Commission
100 First Street. N.E.
Washington D.C. 20549

Re:	Universal Insurance Holdings, Inc. Form 10-K, for the Period Ended December 31, 2008 File No. 001-33251 Comment Letter Dated September 16, 2009

Dear Ms. Ino:

This letter is in response to your verbal comments conveyed to Anand D. Nair, Esq. during a telephone conversation on February 26, 2010 in regard to the Company’s follow up response dated February 11, 2010 to the Comment Letter dated September 16, 2009 regarding our Form 10-K for the period ended December 31, 2008. Your comments are repeated below followed by our responses.

Liquidity and Capita1 Resources, page 33

3. Since estimated losses reserves and interests on long-term debt represent a significant portion of your future cash requirements, please revise your contractual obligations table on page 35 to include these items you expect to pay in the future. Please present estimated losses reserves on a gross basis.

The table is attached as Exhibit A. The table presents estimated losses reserves on a gross basis.  Reinsurance recoverable on unpaid losses and LAE has been removed from the table.

If you have any further questions or if I can be of any further assistance please do not hesitate to contact me.

Very truly yours,

/s/ James M. Lynch

James M. Lynch, CPA, CPCU
Executive Vice President and Chief Financial Officer

					EXHIBIT A

UNIVERSAL INSURANCE HOLDINGS, INC
Contractual Obligation Payments Due by Period

($ in thousands)	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years

Unpaid losses and LAE, direct	$ 87,948	$ 69,479	$ 13,192	$ 3,518	$ 1,759
Long-term debt	33,446	878	4,606	4,399	23,563
Operating leases	718	33	416	269	-

Total contractual obligations	$ 122,112	$ 70,390	$ 18,214	$ 8,186	$ 25,322

The following table represents the Company’s total contractual obligations for which cash flows are fixed or determinable.